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                             September 29, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Registration
Statement on Form F-1
                                                            Filed September 20,
2023
                                                            File No. 333-274595

       Dear Haggai Alon:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2023 letter.

       Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1 and your assertion that the shares being registered only
represent 81.03% of the shares outstanding. However, your disclosure indicates that you had
2,219,144 shares outstanding as of September 18, 2023 and you are registering 9,482,110
shares which is approximately 427% of the total shares
                                                        outstanding,
notwithstanding the beneficial ownership limitation. Please revise to provide a materially complete
discussion regarding the dilutive impact on existing shareholders if all of the warrants
were exercised and underlying shares sold. In addition, quantify the
 Haggai Alon
SMX (Security Matters) Public Ltd Co
September 29, 2023
Page 2
      percentage of outstanding shares this transaction is registering assuming all of the warrants were exercised. Finally, clarify whether there are any restrictions on the selling stockholder as it relates to the resale of the warrants.
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby,
Legal Branch Chief, at (202) 551-3334 with any questions.



                                                            Sincerely,
FirstName LastNameHaggai Alon
                                                            Division of
Corporation Finance
Comapany NameSMX (Security Matters) Public Ltd Co
                                                            Office of
Technology
September 29, 2023 Page 2
cc:       Stephen E. Fox
FirstName LastName